

July 22, 2011

<u>Via Facsimile</u>
B. Craig Owens
Senior Vice President, CFO & CAO
Campbell Soup Company
1 Campbell Place
Camden, New Jersey 08103-1799

> **Re: Campbell Soup Company**
> **Form 10-K for Fiscal Year Ended August 1, 2010**
> **Filed September 29, 2010**
> **Form 10-Q for Fiscal Quarter Ended January 30, 2011**
> **Filed March 9, 2011**
> **Commission File No.: 1-3822**

Dear Mr. Owens:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Brad Skinner

Brad Skinner
Senior Assistant Chief Accountant